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                             May 13, 2024

       Santu Rohatgi
       Chairman of the Board and President
       Smart Rx Systems, Inc.
       18540 N. Dale Mabry Highway,
       Lutz, Florida 33548

                                                        Re: Smart Rx Systems,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 18,
2024
                                                            File No. 024-12426

       Dear Santu Rohatgi:

                                                        We have reviewed your
offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed April 18, 2024

       Cover Page

   1. We note your disclosure that "[t]he Company reserves the right to increase the Offering
                                                        Amount to $75,000,000
in the Company   s sole discretion." Please provide us with your
                                                        analysis as to how a
contemplated upsizing of your offering to $75,000,000 complies with
                                                        Rules 251 and 253 of
Regulation A. In particular, refer to the Note to Paragraph (B) of
                                                        Rule 253.
       "We had to terminate our previously qualified offering statement at the request of the SEC . . . .",
       page 28

   2. Please revise this risk factor heading to highlight that you were previously ineligible to offer securities under
Regulation A due to your failure to meet your periodic and current reporting obligations,
as well as your failure to satisfy the continuous offering
                                                        requirements of
Regulation A. Revise your statement that the SEC requested that you terminate your
previously qualified offering statement, as you were asked to withdraw an
 Santu Rohatgi
Smart Rx Systems, Inc.
May 13, 2024
Page 2
         amendment to your previously qualified offering statement due to your ineligibility to conduct an offering under Regulation A and failure to meet the continuous offering requirements. Revise the risk factor to highlight such failures to provide investors in this offering with a complete picture of the risks related to an investment in your company.
Dilution, page 31

3. Please revise to update your disclosure here to discuss the current state of your business, as it appears you only discuss issuances through 2021 as opposed to through the past year.
         In this regard, your disclosure on page 38 continues to indicate that certain directors and officers made contributions entitling them to common stock in 2022, 2023 and 2024 pursuant to the various maturity dates up until February 15, 2024. Your disclosure on page
         71 also indicates you granted certain directors shares in 2023. Refer to Item 4 of Form 1-
         A.
General

4.       We note your cover page disclosure that    [t]he Company may apply for
listing on a
         national securities exchange . . . , once we have raised net proceeds of $40,000,000 during
         the continuation of this Offering . . . .    However, you disclose on
page 81 that    [w]e do
         not intend to have our Series REG A shares, nor our Class REG A shares, to be traded
         publicly at the conclusion of this Offering.    Please revise to
reconcile these disclosures.

         In connection therewith, the terms of the redemption are unclear. On page 87, you state
         that    A partial Redemption is expected by the Company for the
Existing Series
         outstanding Preferred Non-Voting Shares from the Proceeds of this REG A Offering . . .
         .    However, you also state that "Full Redemption is expected by the
Company because
         the Proceeds of the Maximum of this Offering, $50,000,000, should produce sufficient
         cash flow . . . .    Revise to reconcile.
5. We note that you have included the audited financial statements for your fiscal year ended
       December 31, 2022 and 2021, as well as the unaudited interim financials as of June 30,
       2023. Please file the audited financial statements as of the most recently completed fiscal year end in accordance with paragraphs (b)(3)(A), (b)(4) and (c) of Part F/S of Form 1-A.
FirstName LastNameSantu Rohatgi
       Update your Management's Discussion and Analysis of Financial Condition and Results
Comapany    NameSmart
       of Operation      Rx Systems,
                     in accordance    Inc.Item 9 of Form 1-A, as well as
throughout the offering
                                   with
May 13,circular as appropriate.
         2024 Page   2
FirstName LastName
 Santu Rohatgi
FirstName  LastNameSantu Rohatgi
Smart Rx Systems, Inc.
Comapany
May        NameSmart Rx Systems, Inc.
     13, 2024
May 13,
Page 3 2024 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services